SEC Mail Proces
FEB 15 2023
Washington, DC

23002413

N

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Atlantic Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 Providence Road, Suite 201
(No. and Street)

Towson	Maryland	21286
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig G. Fisher	410-296-0470	craigfis@atlanticsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kuczak & Associates, P.A.
(Name – if individual, state last, first, and middle name)

139 North Main Street	Bel Air	Maryland	21014
(Address)	(City)	(State)	(Zip Code)

02/23/10	5023
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KUCZAK & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

ATLANTIC SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

OATH OR AFFIRMATION

I, Craig G. Fisher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atlantic Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MERRY L. HOLMAN
NOTARY PUBLIC
HARFORD COUNTY
MARYLAND
My Commission Expires 03-24-2023

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Kuczak & Associates, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Atlantic Securities, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atlantic Securities, Inc. as of December 31, 2022, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Securities, Inc.as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor consecutively since 2004.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kuryzk & Associates, P.A.

Bel Air, Maryland
January 18, 2023

ATLANTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Current Assets:	
Cash and Equivalents	$ 26,834
Accounts receivable	9,500
Total Current Assets	36,334
Fixed Assets:	
Furniture & Fixtures	30,471
Less: Accumulated Depreciation	(30,471)
Total Fixed Assets	-
Other Assets:	
Security Deposit	1,547
Total Other Assets	1,547
TOTAL ASSETS	$ 37,881

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 9,269
Total Current Liabilities	9,269
Stockholders' Equity:	
Capital Stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	19,727
Retained Earnings	8,882
Total Stockholders' Equity	28,609
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 37,878

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:	
Commissions	$ 87,456
EXPENSES:	
Commissions	29,547
Rent	16,831
Dues & Subscriptions	7,093
Telephone	1,399
Automobile	12,781
Office	8,329
Professional fees	6,600
Other Expenses	4,678
Total Expenses	87,258
NET INCOME	$ 198

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2022

CAPITAL STOCK	$ 19,727
RETAINED EARNINGS:	
Balance at Beginning of Year	8,684
Net Income	198
Balance at End of Year	8,882
TOTAL STOCKHOLDERS' EQUITY	$ 28,609

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 198
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	1,000
Increase in accrued expenses	646
Net cash provided by operating activities	1,844
NET INCREASE IN CASH AND EQUIVALENTS	1,844
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	24,990
CASH AND EQUIVALENTS AT END OF YEAR	$ 26,834

See Accompanying Notes

ATLANTIC SECURITIES, INC.
Notes to Financial Statements
December 31, 2022

Note 1 - NATURE OF OPERATIONS

Atlantic Securities, Inc. (the "Company") was formed as a corporation under the general laws of the State of Maryland on July 12, 1962. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds and/or variable annuities.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, Management has not provided an allowance for doubtful accounts on these receivables.

Subsequent Events

Management has evaluated subsequent events through January 18, 2023, the date which the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment to or disclosure in the accompanying financial statements.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are recorded at cost. Maintenance, repairs and minor renewals are charged against income as incurred. Major renewals and betterments are capitalized. Depreciation is calculated using accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

Note 3 - RELATED PARTY TRANSACTIONS

The Company's stock is owned by the same individuals who also own all the stock of Atlantic Securities Associates, Inc., an insurance brokerage; and Atlantic Financial Services, Inc., a SEC registered investment advisor in the State of Maryland. The Company currently shares office facilities, personnel and furniture with both entities and charges the affiliates for shared expenses.

Note 3 - RELATED PARTY TRANSACTIONS - CONTINUED

The owners of the Company received compensation of $22,301 for the year ended December 31, 2022. This amount is included in commission expense in the accompanying financial statements, of which $-0- was unpaid at year-end.

Note 4 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The Company utilizes three brokers to generate revenue, however, the owners are responsible for approximately 75.47% of the revenue earned by the Company.

Note 5 - LEASES

The Company currently shares office space with a related company under an operating lease, which expired December 31, 2022. Rent expense for the year ended December 31, 2022 amounted to $16,831; which reflects reimbursement for some rental expense from affiliated entities.

The Company is currently under a month-to-month lease in 2023.

Note 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

Note 7 - REGULATORY REQUIREMENTS

As a registered dealer in securities, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than fifteen times net capital, as defined.

As of December 31, 2022, the Company's net capital was $17,562 which exceeded the net capital requirement by $12,562. As of December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was approximately .53 to 1.

The corporation is exempt from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section K(1) of the rule.

SUPPLEMENTARY SCHEDULE

ATLANTIC SECURITIES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2022

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accrued commissions & expenses	$ 9,269
Aggregate Indebtedness	$ 9,269
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 28,609
Less: Total Non-Allowable Assets	(11,047)
Net capital before haircuts on securities positions	17,562
Haircuts on securities:	
None	-
Net Capital	$ 17,562
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	12,562
Net capital, as shown above	$ 17,562
Ratio of aggregated indebtedness to net capital	.53 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 17,562
Rounding	-
Net Capital Per Above	$ 17,562
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 9,269
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 9,269

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A. Material inadequacies were not found to exist since the previous audit.

See Independent Auditors' Report

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Atlantic Securities, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Atlantic Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Atlantic Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Atlantic Securities, Inc. stated that Atlantic Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2022 without exception. Atlantic Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
January 18, 2023

ATLANTIC SECURITIES, INC.
EXEMPTION REPORT
December 31, 2022

Atlantic Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Atlantic Securities, Inc.

I, Craig Fischer, ~~swear~~ (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

President
January 18, 2023